

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

>   **Re: Yulong Eco-Materials Limited**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 9, 2015**
>   **File No. 333-201170**

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments.

General

1. Please refile your Free Writing Prospectus to include a legend in the format prescribed by Rule 433(c)(2) of the Securities Act.

2. We note that you have revised your prospectus to refer, in multiple places, to grants by two Pingdingshan municipal agencies to transport and process construction waste. Please:

    *   Revise to clarify whether you are currently, or have been, in breach of these contracts, and if so, what the ramifications of such breach may be or have been. We note that clause 8.1 of the contract with the Pingdingshan Development Bureau, for example, required that your recycling plant be operational by December 13, 2012;

    *   Revise to clarify whether you are currently hauling waste within either the current or planned municipal boundaries of Pingdingshan, and if so, for how long you have been doing so, and if not, please advise whether another company was enjoying the ability to provide these services in violation of your exclusive right;

    *   Disclose what qualifications you were required to acquire under clause 3.1.4 of the contract with the Pingdingshan Development Bureau, and whether these qualifications have currently been obtained and their duration. If these qualifications have not been obtained, please disclose what further steps are required;

- Disclose with greater specificity the area covered by your agreement with the Pingdingshan Construction Wastes Management Office;

- Clarify whether you currently have the exclusive right to collect construction waste in the area covered by your agreement with the Pingdingshan Construction Wastes Management Office;

- File the contract with Pingdingshan Construction Wastes Management Office as an exhibit; and

- Advise as to why previous drafts of your prospectus have omitted references to your exclusive rights to haul waste, which both date to 2012. We note that page 40 of your prospectus states that you "intend to source construction waste consisting of bricks and concrete for [your] recycling plant in part by entering into waste disposal contracts with local governments." This disclosure was in previous drafts of your prospectus and does not reflect your arrangements with either government agency. We also note your disclosure on page 46 to the effect that you "now" have the exclusive right, implying that you did not previously.

Calculation of Registration Fee Table

3. You state in footnote 5 to this table that "no 'offer' of such ordinary shares [underlying the warrants being registered] exists as defined in Section 2(a)(3) of the Securities Act because the warrants are not exercisable until 180 days following their issuance." Please either remove this language or provide us with a detailed legal analysis supporting this assertion.

Prospectus Summary, page 1

Our Company, page 1

4. You state here that you have 50 haul trucks and have contracted to acquire 100 more. Your disclosure on page F-21 only describes entering into arrangements for 120 garbage trucks. Please revise.

Risks Related to Our Corporate Structure, page 9

5. Please expand your disclosure under this heading to address the potential ramifications of the Chinese draft Foreign Investment Law, released for public comment on January 19, 2015, on VIE structures such as your own.

Selected Consolidated Financial and Operating Data, page 27

6. Please provide pro forma earnings per share information for the latest year and interim period to give effect to the issuance of the 1,465,584 ordinary shares for the conversion of $9,892,692 in related party indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X.

Underwriter's Warrants, page 83

7. You state that the warrants are subject a one-year lock-up, but then state that Cuttone will not engage in any transactions regarding the warrants or underlying securities for a period of 180 days. Please revise to correct this apparent inconsistency.

Financial Statements

Note 4 – Accounts Receivable, net, page F-17

8. We have read your response to comment 5 in our letter dated February 25, 2015 and have the following additional comments.

    • Tell us how much of the remaining $6.9 million outstanding accounts receivable balance at January 31, 2015 has since been collected and/or how much of this amount is now considered past due;

    • Tell us whether you have made sales to any customers since December 31, 2014 that had outstanding accounts receivable balances. If so, address the basis for making such sales in light of your statement that you will require many of these customers to pay off their balances before making additional sales to them; and

    • Expand your disclosures on page 34 to discuss that fact that while you have increased your credit terms from approximately 30 to 45 days, your days sales outstanding appears to have increased from 43 days as of June 30, 2014 to 88 days as of December 31, 2014.

Undertakings, page II-2

9. Please revise to include the undertakings in Item 512(a) of Regulation S-K. We note that you are engaging in a delayed offering of certain of the securities being registered.

Exhibit Index, page II-4

10. Please file an executed copy of your underwriting agreement.

11. We note your response to comment seven of our letter dated February 25, 2015. The clause that you refer to appears to be provisioned upon Ms. Wu's consent, rather than to contain her consent. Please file the consent of Alice Io Wai Wu pursuant to Rule 438 of Regulation C of the Securities Act of 1933.

You may contact Patricia Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
        LKP Global Law, LLP